Exhibit 99.1

BUUU Group Limited Announces Pricing of $6 million Initial Public Offering and Listing on Nasdaq

Hong Kong, Aug. 13, 2025 (GLOBE NEWSWIRE) -- BUUU Group Limited (Nasdaq: BUUU) (the “Company”), an established  meetings, incentives, conferences and exhibitions (“MICE”) solutions provider based in Hong Kong , today announced the pricing of its initial public offering (the “Offering”) of 1,500,000 Class A ordinary shares (the “Class A Ordinary Shares”), at a price of $4.00 per Class A Ordinary Share (the “Offering Price”).

The Class A Ordinary Shares are expected to begin trading on the Nasdaq Capital Market on August 14, 2025 under the symbol “BUUU.” The Offering is expected to close on August 15, 2025, subject to the satisfaction of customary closing conditions.

The Company expects to receive aggregate gross proceeds of US$6 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 225,000 Class A Ordinary Shares of the Company, at the Offering Price, representing 15% of the Class A Ordinary Shares sold in the Offering (the “Over-allotment Option”). If the Over-allotment Option is exercised in full, the gross proceeds will be amounting to $6.90 million, before deducting underwriting discounts and commissions and estimated offering expenses.

The Company intends to use the net proceeds for enhancing its brand recognition, strengthening its marketing initiatives, expanding service offerings, integrating advanced technologies to its operations, expansion into the U.S. and Southeast Asia markets, and general corporate purposes.

The Offering is conducted on a firm commitment basis. Dominari Securities LLC is acting as the representative of the underwriters, with Revere Securities LLC and Pacific Century Securities LLC acting as the co-underwriters (collectively, the “Underwriters”) for the Offering. Ortoli Rosenstadt LLP, Ogier, David Fong & Co. are acting as United States, British Virgin Islands, and Hong Kong legal counsels to the Company, respectively. Onestop Assurance PAC is acting as the reporting accountants of the Company. Sichenzia Ross Ference Carmel LLP is acting as legal counsel to the Underwriters for the Offering.

The Offering is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-286203) previously filed with, and subsequently declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on August 13, 2025. The Offering is being made only by means of a prospectus. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus relating to the Offering may be obtained, when available, from Dominari Securities LLC by email at info@dominarisecurities.com, by standard mail to Dominari Securities LLC, 725 Fifth Avenue, 23rd Floor New York, NY 10022, or by telephone at (212) 393-4500; or from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 560 Lexington Avenue, 16th Floor, New York, NY 10022, or by telephone at +1 (212) 688-2350; or from Pacific Century Securities LLC by email at project@pcsecurities.us, by standard mail to Pacific Century Securities, LLC, 60-20 Woodside Avenue Ste 211 Queens, NY 11377, or by telephone at 212-970-8868.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About BUUU Group Limited

Headquartered in Hong Kong, we have grown into a premier MICE solutions provider. Our comprehensive MICE solutions portfolio is designed to meet the diverse needs of our clients, spanning across two core areas – event management and stage production. Our diverse clientele includes public institutions, marketing and public relations firms, real estate corporations, and various established brands. We are committed to craft innovative and high-quality experiences that meet our clients’ unique specifications and drive their success.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Class A Ordinary Shares on the Nasdaq Capital Market, its intended use of proceeds and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Contacts

BUUU Group Limited
Investor Relations
Email: ir@buuugroup.com